UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 8, 2005

ENGELHARD CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-8142	22-1586002
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 Wood Avenue, Iselin, New Jersey	08830
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (732) 205-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On February 8, 2005, Engelhard Corporation (the "Company") issued a press release announcing its earnings for its fourth quarter of fiscal year 2004. A copy of the release is furnished herewith as Exhibit 99.1.

The information furnished under this Item 2.02, including Exhibit 99.1, shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENGELHARD CORPORATION
(Registrant)

Date: February 8, 2005   /s/ Michael A. Sperduto
                                          Michael A. Sperduto
                                          Vice President and
                                          Chief Financial Officer

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated February 8, 2005 relating to Engelhard Corporation's earnings release for the fourth quarter of 2004.

EXHIBIT (99.1)



News

Contact
Ted Lowen
(Media)
732-205-6360

Gavin Bell
(Investor Relations)
732-205-6313
Ref. #C1406

Engelhard Corporation
101 Wood Avenue
P.O. Box 770
Iselin, NJ 08830-0770

For immediate release

ENGELHARD REPORTS FOURTH-QUARTER RESULTS

ISELIN, NJ, February 8, 2005 - Engelhard Corporation (NYSE: EC) today reported net earnings for the fourth quarter ended December 31 of $58.1 million, or 47 cents per share, compared with $63.7 million, or 50 cents per share, for the same period in 2003.

Fourth-quarter results include a previously announced charge of $6.6 million, mostly non-cash, resulting from the decision to consolidate certain manufacturing operations to improve efficiency at the company's Middle Georgia Operations, which manufacture kaolin-based products. These actions are consistent with the company's ongoing efforts to simplify processing and manage product mix to maximize profitability and growth opportunities. The impact of all special items in the fourth quarter was a net pre-tax charge of $5.3 million, or three cents per share.

Fourth-quarter sales were $1.0 billion, about even with the prior year period.

Full-year net earnings were $235.5 million, or $1.88 per share, which included both the fourth-quarter net charge of three cents per share and an $8.0 million, or six cents per share, tax provision benefit resulting from an agreement reached with the Internal Revenue Service with respect to the company's tax returns for 1998 through 2000. Earnings in 2003 were $234.2 million, or $1.84 per share, which included $4.9 million, or four cents per share, of net-positive special items. Sales for the year were $4.2 billion compared with $3.7 billion in 2003.

"A balanced approach of driving growth and managing the business mix across our enterprise, coupled with an intense focus on productivity, enabled us to deliver another year of solid financial results," said Barry W. Perry, chairman and chief executive officer. "We grew earnings, generated strong cash flow and posted solid returns despite continued weakness in certain served markets."

Fourth-Quarter Operating Results

Operating earnings from Environmental Technologies increased 5% to $34 million, while sales rose 6% to $219 million. Higher revenues resulted from favorable foreign exchange translation and higher pass-through costs of substrates. The earnings increase resulted from growth in emission-control technologies for certain mobile-source markets and improved productivity, offset by unfavorable volume and mix in light-duty vehicles.

Operating earnings from Process Technologies declined 18% to $27 million. Sales rose 5% to $176 million. Continued strong demand for technologies for petroleum refining was more than offset by lower results from chemical process markets.

Operating earnings from Appearance and Performance Technologies increased 19% from $14 million to $17 million, excluding the impact of the above-referenced charges of $6.6 million. Sales rose 9% to $166 million. Operating results primarily reflected stronger sales of kaolin-based technologies for non-paper applications and continued strength in cosmetics and personal care.

Operating earnings from Materials Services were $3 million, an increase of about $2 million versus a year ago. Sales were $444 million, compared with $500 million in last year's fourth quarter.

Earnings from equity investments were $18 million in the fourth quarter, compared with $12 million a year ago, primarily reflecting benefits resulting from the liquidation of the former Engelhard-CLAL joint venture's assets and solid performance by the company's Asian joint ventures.

Performance Outlook

"Our business plan calls for modest growth in net earnings per share in 2005," Mr. Perry said. "We expect balanced performance across our technology segments and ongoing productivity initiatives to provide a strong underlying financial base and more than offset expected increases in pension, medical, and costs associated with a new requirement for all companies to expense employee stock options. We expect net earnings per share in the range of $1.90 to $2.00 for the full year and believe Engelhard is well-positioned to achieve double-digit earnings growth beyond 2005."

Engelhard Corporation is a surface and materials science company that develops technologies to improve customers' products and processes. A *Fortune 500* company, Engelhard is a world-leading provider of technologies for environmental, process, appearance and performance applications. For more information, visit Engelhard on the Internet at www.engelhard.com.

Forward-looking statements: This document contains forward-looking statements in management's comments. There are a number of factors that could cause Engelhard's actual results to vary materially from those projected in the forward-looking statements. For a more thorough discussion of these factors, please refer to page 25 of Engelhard's 2003 Form 10-K, dated March 11, 2004.

ENGELHARD CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Thousands, except per-share data)

	Three Months Ended December 31, 2004	Three Months Ended December 31, 2003	Twelve Months Ended December 31, 2004	Twelve Months Ended December 31, 2003
Net sales	$ 1,016,640	$ 1,039,323	$ 4,166,420	$ 3,714,493
Cost of sales	844,814	871,835	3,496,606	3,080,408
Gross profit	171,826	167,488	669,814	634,085
Selling, administrative and other expenses	104,275	95,883	391,031	364,490
Special charge (credit), net	5,304	—	5,304	(11,978)
Operating earnings	62,247	71,605	273,479	281,573
Equity in earnings of affiliates	18,191	11,674	37,582	39,368
Loss on sale of investment	(663)	—	(663)	—
Interest expense, net	(5,077)	(4,475)	(18,499)	(20,295)
Earnings before income taxes	74,698	78,804	291,899	300,646
Income tax expense	16,561	15,115	56,371	64,154
Net earnings before cumulative effect of a change in accounting principle, net of tax	58,137	63,689	235,528	236,492
Cumulative effect of a change in accounting principle, net of tax of $1,390	—	—	—	(2,269)
Net earnings	$ 58,137	$ 63,689	$ 235,528	$ 234,223
Earnings per share - basic:				
Earnings before cumulative effect of a change in accounting principle	$ 0.48	$ 0.51	$ 1.91	$ 1.89
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(0.02)
Earnings per share - basic	$ 0.48	$ 0.51	$ 1.91	$ 1.87
Earnings per share - diluted:				
Earnings before cumulative effect of a change in accounting principle	$ 0.47	$ 0.50	$ 1.88	$ 1.86
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(0.02)
Earnings per share - diluted	$ 0.47	$ 0.50	$ 1.88	$ 1.84
Cash dividends paid per share	$ 0.11	$ 0.11	$ 0.44	$ 0.41
Average number of shares outstanding - basic	121,877	124,643	123,155	125,359
Average number of shares outstanding - diluted	124,059	127,177	125,350	127,267
Actual number of shares outstanding at end of period	122,413	124,866	122,413	124,866

Had compensation cost for Engelhard's stock option plans been determined based on the fair value at grant date consistent with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," (assuming SFAS No. 123 was adopted on its effective date of October 1995), Engelhard would have reported net earnings and diluted earnings per share as follows:

	Three Months Ended December 31,		Twelve Months Ended December 31,	
Pro forma information (in thousands, except per-share data)	2004	2003	2004	2003
Net earnings - as reported	$ 58,137	$ 63,689	$ 235,528	$ 234,223
Net earnings - pro forma	56,546	62,236	228,735	228,413
Diluted earnings per share - as reported	0.47	0.50	1.88	1.84
Diluted earnings per share - pro forma	0.46	0.49	1.82	1.79

8

ENGELHARD CORPORATION
BUSINESS SEGMENT INFORMATION
(Thousands)

	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2004	**2003**	**Change**	**2004**	**2003**	**Change**
Net Sales						
Environmental Technologies	$ 219,252	$ 206,485	6%	$ 899,219	$ 831,403	8%
Process Technologies	175,978	167,304	5%	615,187	569,225	8%
Appearance and Performance Technologies	166,482	153,355	9%	690,201	653,830	6%
Technology segments	561,712	527,144	7%	2,204,607	2,054,458	7%
Materials Services	443,950	499,552	-11%	1,909,443	1,608,302	19%
All Other	10,978	12,627	-13%	52,370	51,733	1%
Total net sales	$ 1,016,640	$ 1,039,323	-2%	$ 4,166,420	$ 3,714,493	12%
Operating Earnings						
Environmental Technologies	$ 33,865 (A)	$ 32,285	5%	$ 136,571 (A)	$ 119,331 (D)	14%
Process Technologies	27,232	33,154	-18%	87,318	95,874 (E)	-9%
Appearance and Performance Technologies	10,399 (B)	14,339	-27%	68,520 (B)	69,544 (F)	-1%
Technology segments	71,496	79,778	-10%	292,409	284,749	3%
Materials Services	3,193	1,329	140%	15,759	10,108	56%
All Other	(12,442) (C)	(9,502)	31%	(34,689) (C)	(13,284) (G)	161%
Total operating earnings	62,247	71,605	-13%	273,479	281,573	-3%
Equity in earnings of affiliates	18,191	11,674	56%	37,582	39,368	-5%
Loss on sale of investment	(663)	—		(663)	—	
Interest expense, net	(5,077)	(4,475)	13%	(18,499)	(20,295)	-9%
Earnings before income taxes	74,698	78,804	-5%	291,899	300,646	-3%
Income tax expense	16,561	15,115	10%	56,371	64,154	-12%
Net earnings before cumulative effect of a change in accounting principle, net of tax	58,137	63,689	-9%	235,528	236,492	0%
Cumulative effect of a change in accounting principle, net of tax of $1,390	—	—		—	(2,269)	
Net earnings	$ 58,137	$ 63,689	-9%	$ 235,528	$ 234,223	1%

(A) - Includes a credit of $0.2 million ($0.1 million after tax) in 2004 related to reversal of prior year special charge accrual.

(B) - Includes a charge of $6.6 million ($4.1 million after tax or $0.03 per share) in 2004.

(C) - Includes a credit of $1.1 million ($0.7 million after tax or $0.01 per share) in 2004 related to reversal of prior year special charge accrual.

(D) - Includes a restructuring charge of $5.3 million ($3.5 million after tax or $0.03 per share) in 2003.

(E) - Includes a restructuring charge of $2.6 million ($1.6 million after tax or $0.01 per share) in 2003.

(F) - Includes a charge of $7.8 million ($4.8 million after tax or $0.04 per share) in 2003 related to lease commitments for idle facilities.

(G) - Includes a royalty settlement gain of $28.4 million ($17.6 million after tax or $0.14 per share) and a Corporate restructuring charge of $0.8 million ($0.5 million after tax or less than $0.01 per share) in 2003.

ENGELHARD CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)

	December 31, 2004	December 31, 2003
Cash	$ 126,229	$ 87,889
Receivables, net	410,382	400,043
Committed metal positions	457,570	350,163
Inventories	459,637	442,787
Other current assets	135,631	112,678
Total current assets	1,589,449	1,393,560
Investments	179,160	158,664
Property, plant and equipment, net	911,029	880,822
Goodwill	330,798	275,121
Other intangible and noncurrent assets	168,156	224,836
Total assets	$ 3,178,592	$ 2,933,003
Short-term borrowings	$ 12,025	$ 68,275
Accounts payable	375,890	296,979
Hedged metal obligations	292,880	295,821
Other current liabilities	248,872	286,940
Total current liabilities	929,667	948,015
Long-term debt	513,680	390,565
Other noncurrent liabilities	320,933	309,024
Shareholders' equity	1,414,312	1,285,399
Total liabilities and shareholders' equity	$ 3,178,592	$ 2,933,003

ENGELHARD CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands)

	Twelve Months Ended December 31,	
	2004	**2003**
Cash flows from operating activities		
Net earnings	$ 235,528	$ 234,223
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and depletion	124,951	124,315
Amortization of intangible assets	3,736	3,357
Equity results, net of dividends	(16,038)	(14,805)
Net change in assets and liabilities:		
Materials Services related	(31,566)	107,590
All other	6,770	(48,696)
Net cash provided by operating activities	323,381	405,984
Cash flows from investing activities		
Capital expenditures	(123,168)	(113,557)
Proceeds from investments	1,988	6,651
Acquisitions and other investments	(68,640)	(1,000)
Net cash used in investing activities	(189,820)	(107,906)
Cash flows from financing activities		
Repayment of short-term borrowings	(56,250)	(284,283)
Proceeds from issuance of long-term debt	108,669	150,224
Repayment of long-term debt	(73)	(184)
Purchase of treasury stock	(113,027)	(119,568)
Cash from exercise of stock options	24,420	32,880
Dividends paid	(54,281)	(51,576)
Net cash used in financing activities	(90,542)	(272,507)
Effect of exchange rate changes on cash	(4,679)	14,072
Net increase in cash	38,340	39,643
Cash at beginning of year	87,889	48,246
Cash at end of period	$ 126,229	$ 87,889

The prior year presentation of the "Condensed Consolidated Statements of Cash Flows" has been changed to conform to the current year presentation. Specifically, 'Decrease in hedged metal obligation' has been reclassified from 'Net cash used in financing activities' to 'Net cash provided by operating activities,' and is included in the 'Materials Services related' line. The net effect of this reclassification is to decrease 'Net cash provided by operating activities' by $225 million and decrease 'Net cash used in financing activities' by an equivalent amount.